FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 1, 2008

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 1, 2008

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

NORSAT EXHIBITS COMPREHENSIVE SUITE OF

PORTABLE SATELLITE SYSTEMS AT THE 2008 MODERN DAY MARINE EXPO

Quantico, Virginia – October 1st, 2008 – Norsat International Inc. (“Norsat”) (TSX – NII.TO; OTC BB – NSATF.OB), a leading provider of intelligent ground-based satellite solutions, today announced that it is exhibiting its broad suite of portable satellite systems at the 2008 Modern Day Marine Expo, a premier equipment, systems, services and technology trade show, exclusively targeted at the U.S. Marine Corps.

“We have leveraged our technology expertise in the design and development of satellite systems to expand our product portfolio to include an extensive selection of ultra-portable, transportable and vehicle-mount satellite terminals,” said Dr. Amiee Chan, President and CEO, Norsat International Inc. “We believe our comprehensive suite of offerings is well suited to meet the Marine Corps’ varying satellite terminal communication needs. Our highly-portable satellite systems facilitate effective communication in remote areas. Our systems also uniquely operate via a graphical, user-friendly control software that simplifies and unifies the experience of operating a satellite terminal.”

The 28th Annual Modern Day Marine Military Expo is being held at the Marine Corps Base, Quantico, Virginia, from September 30th through to October 2nd, 2008.  Norsat’s products are on display in booth 408.

Norsat’s product suite includes:

Ultra-Portable Systems

The ultra-portable line of products includes the GLOBETrekker™ and Rover™ product families targeted at highly-mobile users who are rapidly deployed to a site on short notice and require instant broadband connectivity. Conveniently packaged in backpacks or wheelable transit cases, these systems are ideally suited for users who have limited to no experience operating ground satellite terminals.

Both product families include a segmented carbon fiber 1.0m antenna; a modem; a low noise block down-converter; a block up-converter. The Norsat GLOBETrekker™ is a lightweight, auto acquire satellite system that is capable of being transported in two backpacks or airline checkable transit cases. The Norsat Rover™ is a complete, assisted-acquire satellite terminal that fits into a single extended-mission backpack and is mounted on a low-profile tripod.

Transportable Systems

The transportable line of products includes the NewsLink™, SecureLink™ and the newly introduced SigmaLink™ product families.  Transportable systems are ideal for users seeking temporary broadband connectivity over an extended period. These terminals are designed for longer term deployments where portability is not a primary focus.

The NewsLink™ is capable of transmitting broadcast quality video. The SecureLink™ and SigmaLink™ products enable a quickly deployable data link. All three product families are assisted-acquire systems, which include an antenna; a modem; a low noise block down-converter; and a block up-converter.

The Norsat NewsLink™ and SigmaLink™ products feature a segmented 1.0m carbon fiber antenna while the Norsat SigmaLink™ line includes a 1.5m and 1.8m antenna variant. The NewsLink™ includes a built-in encoder and modulator, and the Norsat SecureLink™ includes a built-in TDMA or SCPC modem.

Vehicle Mount Systems

The vehicle-mount product line includes the recently announced Norsat Convoy™, and is ideally suited to accommodate mobile base stations and command and control (C2) centers.  With minimal installation and automatic alignment procedures, users with little to no training can be up and transmitting from their vehicle in a matter of minutes. The Norsat Convoy™ features antenna apertures at 1.2m, 1.5m, 1.8m and 2.4m. These systems also offer highly flexible and interoperable platforms, making them ideally suited to address on-the-pause, mission-critical applications.

About The Modern Day Marine Expo

The Modern Day Marine Expo showcases products and services from companies that provide U.S. Marines and other expeditionary forces with leading-edge war-fighting systems and equipment. The exposition is open to U.S. and allied armed forces and to the Department of Defense civilian employees.  The exposition is held annually and is in its 28th year.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Monte Carlo, Monaco; Rome, Italy; and Daejeon, South Korea. Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Amiee Chan

Kristen Dickson

President and CEO

The Equicom Group

Tel: 604 821-2808

Investor Relations

Email: achan@norsat.com

Tel: 416-815-0700 x 273

Email: kdickson@equicomgroup.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three months ended June 30th, 2008, and the Management Discussion and Analysis for the three months ended June 30th, 2008. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

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